FILED PURSUANT TO RULE 433

         File No. 333-192302

CITIGROUP INC.

$1,000,000,000

4.750% SUBORDINATED NOTES DUE 2046

Terms and Conditions
Issuer:	Citigroup Inc.
Ratings*:	Baa3 / BBB / A- (Stable Outlook / Stable Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Ranking:	Subordinated
Trade Date:	May 11, 2016
Settlement Date:	May 18, 2016 (T+5 days)
Maturity:	May 18, 2046
Par Amount:	$1,000,000,000
Treasury Benchmark:	3.000% due November 15, 2045
Treasury Price:	$108-29
Treasury Yield:	2.568%
Re-offer Spread to Benchmark:	T30+225 bp
Re-offer Yield:	4.818%
Semi-Annual Coupon:	4.750%
Public Offering Price:	98.927%
Net Proceeds:	$980,520,000 (before expenses)
Interest Payment Dates:	The 18th of each May and November, beginning November 18, 2016. Following business day convention applicable
Day Count:	30 / 360
Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply
Redemption at Issuer Option:	Only for tax purposes
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the subordinated notes to non-U.S. persons. Redemption as a whole, not in part, and subject to Federal Reserve approval.
Sinking Fund:	Not applicable

CITIGROUP INC.

$1,000,000,000

4.750% SUBORDINATED NOTES DUE 2046

Subordination:

The subordinated notes will rank subordinate and junior in right of payment to Citigroup’s Senior Indebtedness as described in “Description of Subordinated Notes – Subordination” in the related prospectus supplement dated May 11, 2016 and the accompanying prospectus dated November 13, 2013. Pursuant to the terms of the subordinated notes, “Senior Indebtedness” means: (1) the principal, premium, if any, and interest in respect of (A) indebtedness for money borrowed and (B) indebtedness evidenced by securities, notes, debentures, bonds or other similar instruments issued by Citigroup, including all indebtedness (whether now or hereafter outstanding) issued under (i) an indenture dated November 13, 2013 between Citigroup and The Bank of New York Mellon, as trustee, as the same has been or may be amended, modified or supplemented from time to time, and (ii) an indenture dated March 15, 1987, between Citigroup and The Bank of New York Mellon, as successor trustee, as the same has been or may be amended, modified or supplemented from time to time; (2) all capital lease obligations of Citigroup; (3) all obligations of Citigroup issued or assumed as the deferred purchase price of property, all conditional sale obligations of Citigroup and all obligations of Citigroup under any conditional sale or title retention agreement, but excluding trade accounts payable in the ordinary course of business; (4) all obligations, contingent or otherwise, of Citigroup in respect of any letters of credit, bankers acceptances, security purchase facilities or similar credit transactions; (5) all obligations of Citigroup in respect of interest rate swap, cap or other agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts or other similar agreements; (6) all obligations of the type referred to in clauses (1) through (5) above of other persons for the payment which Citigroup is responsible or liable as obligor, guarantor or otherwise; and (7) all obligations of the type referred to in clauses (1) through (6) above of other persons secured by any lien on any property or asset of Citigroup, whether or not such obligation is assumed by Citigroup;

except that Senior Indebtedness does not include:

(A) any other indebtedness issued under the same indenture under which the subordinated notes are issued; (B) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust (as defined below) under (i) the indenture, dated as of October 7, 1996, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee, as the same has been or may be amended, modified, or supplemented from time to time, and (ii) the indenture, dated as of July 23, 2004, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank , as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the “junior subordinated debt indentures”); (C) all indebtedness (whether now or hereafter outstanding) issued to a Citigroup Trust under (i) the indenture, dated as of September 15, 2006, between Citigroup and The Bank of New York Mellon, as successor trustee to JPMorgan Chase Bank, N.A., as the same has been or may be amended, modified, or supplemented from time to time, and (ii) the indenture, dated as of June 28, 2007, between Citigroup and The Bank of New York Mellon (formerly The Bank of New York), as trustee, as the same has been or may be amended, modified, or supplemented from time to time (collectively, the junior junior subordinated debt indentures”); (D) any guarantee in respect of any preferred securities, capital securities or preference stock of a Citigroup Trust; (E) any indebtedness or any guarantee that is by its terms subordinated to, or ranks equally with, the subordinated notes and the issuance of which (x) has received the concurrence or approval of the staff of the Federal Reserve Bank of New York or the staff of the Board of Governors of the Federal Reserve System or (y) does not at the time of issuance prevent the subordinated notes from qualifying for Tier 2 capital treatment (irrespective of any limits on the amount of Citigroup’s Tier 2 capital) under the applicable capital adequacy guidelines, regulations, policies or published interpretations of the Board of Governors of the Federal Reserve System or any applicable concurrence or approval of the Federal Reserve Bank of New York or its staff.

“Citigroup Trust” means each of Citigroup Capital III, Citigroup Capital XIII and Citigroup Capital XVIII, each a Delaware statutory trust, or any other similar trust created for the purpose of issuing preferred securities in connection with the issuances of junior subordinated notes under the junior subordinated debt indentures or the junior junior subordinated debt indentures.

CITIGROUP INC.

$1,000,000,000

4.750% SUBORDINATED NOTES DUE 2046

In addition, the subordinated notes may be fully subordinated to interests held by the U.S. government in the event of receivership, insolvency or similar proceedings, including a proceeding under the “orderly liquidation authority” provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange
Minimum Denominations/Multiples:	$1,000 / multiples of $1,000 in excess thereof
CUSIP:	172967KR1
ISIN:	US172967KR13

Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

ING Financial Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Junior Co-Managers:

ABN AMRO Securities (USA) LLC

Apto Partners, LLC

Blaylock Beal Van, LLC

BNY Mellon Capital Markets, LLC

Cabrera Capital Markets, LLC

CastleOak Securities, L.P.

Commerz Markets LLC

Danske Markets Inc.

Drexel Hamilton, LLC

Lebenthal & Co., LLC

Lloyds Securities Inc.

Loop Capital Markets LLC

Melvin Securities, LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

Nomura Securities International, Inc.

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*Note:	A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.